RICHEMONT

05012279

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SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 0 3 2005
WASH. D.C. 185

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

21 October 2005

Re: Compagnie Financière Richemont AG/Richemont <u>S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)</u>

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 20 October 2005. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Sup

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode:	**7. Oktober 2005 bis 20. Oktober 2005**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**0**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004):	**5'000'000**
Nettobestand an eigenen "A" Units per 20. Oktober 2005:	**20'469'781**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt Kaufoptionen, die es ihr erlauben, bis zu 4'505'708 "A" Units zu kaufen. Optionen über 3'000'000 "A" Units können zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden. Die übrigen Optionen, die den Kauf von 1'505'708 "A" Units erlauben, können zwischen dem 1. Juli 2008 und dem 1. Juli 2011 ausgeübt werden.

Datum:	**21. Oktober 2005**
Gesellschaft:	Compagnie Financière Richemont SA
Person:	Alan Grieve / Jenny McLennan
Telefon:	041 727 23 55

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres “A“ units, conformément à la recommandation de la Commission des OPA du 19 février 2004:

Période concernée:	**du 7 octobre 2005 au 20 octobre 2005**
Nombre de “A” units achetées:	**0**
Nombre de “A” units vendues:	**0**
Nombre net de “A“ units acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5’000’000**
Position nette en “A“ units au 20 octobre 2005:	**20’469’781**

Le programme de rachat courant porte sur un maximum de 10’000’000 “A“ units (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient des options d'achat portant sur un total de 4'505'708 units "A". Des options portant sur 3'000'000 "A" units peuvent être exercées entre le 10 juin 2007 et le 10 juin 2011. Le reste des options, qui portent sur 1'505'708 "A" units, peuvent être exercées du 1er juillet 2008 au 1er juillet 2011.

Date:	**le 21 octobre 2005**
Société:	Compagnie Financière Richemont SA
Personne:	Alan Grieve / Jenny McLennan
Téléphone:	041 727 23 55

RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

21 October 2005

Re: Compagnie Financière Richemont AG/Richemont
S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Richemont's transition to the International Financial Reporting Standards. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen [signature]
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

RICHEMONT

PRESS RELEASE – 11 OCTOBER 2005
(EMBARGOED FOR RELEASE AT 6.00 PM (CET)

TRANSITION TO IFRS

In accordance with the listing requirements of the Swiss Stock Exchange (SWX), Richemont, the Swiss luxury goods group, will adopt International Financial Reporting Standards (IFRS) in place of generally accepted accounting principles in Switzerland (Swiss GAAP) for the preparation of its consolidated financial statements for the year ending 31 March 2006. These financial statements will include restated comparatives for the year ended 31 March 2005. This announcement describes the effects of the transition to IFRS on the year ended 31 March 2005.

The main changes to the Group's reported results arising from the transition relate to:

- The reversal of goodwill amortisation in respect of its investment in British American Tobacco plc (BAT) and the recognition of BAT's IFRS adjustments;
- A charge in respect of the Group's employee unit option plan;
- A net charge in respect of foreign exchange movements, due to a change in the classification of intercompany financing.

	Year ended 31 March 2005		
	Swiss GAAP on an adjusted basis*	Swiss GAAP as reported	IFRS
Sales	€ 3 717 m	€ 3 717 m	**€ 3 671 m**
Operating profit	€ 505 m	€ 505 m	**€ 561 m**
Net profit attributable to unitholders			
- parent and subsidiaries	€ 413 m	€ 494 m	**€ 414 m**
- share of associated company	€ 468 m	€ 491 m	**€ 798 m**
- the Group	€ 881 m	€ 985 m	**€ 1 212 m**
Earnings per unit - fully diluted basis	€ 1.588	€ 1. 775	**€ 2.185**

*** Swiss GAAP results on an adjusted basis are presented excluding all exceptional items and the effects of goodwill amortisation in respect of the Group's investment in British American Tobacco plc.**

The following summarises the impact of the transition to IFRS on the Group's previously reported Swiss GAAP financial statements. Further details are provided on pages 3 to 9 and in the Appendix to this press release, which includes a reconciliation of Swiss GAAP adjusted results to IFRS as adjusted.

Sales are marginally reduced due to the reclassification of certain selling costs and royalty income. Operating profit is increased by € 56 million to € 561 million, primarily due to a reclassification of the gain on disposal of 0.6 per cent of the Group's effective interest in BAT (€ 76 million), offset by a charge for employee unit options (€ 31 million). The net profit from the parent and its subsidiaries was reduced by € 80 million, primarily reflecting the charge for employee unit options and the impact of intercompany foreign exchange adjustments resulting in a net charge of € 40 million. The Group's share of the results of BAT, an associated company, was increased by € 307 million to € 798 million. This increase relates primarily to the non-amortisation of goodwill (€ 222 million) and the recognition of the Group's share of BAT's IFRS remeasurements (€ 85 million).

The Group's net cash position at 31 March 2005, at € 617 million, was unaffected by the transition. Equally, the Group's cash flows from operations were not affected.

As a result of these IFRS adjustments, earnings per unit attributable to unitholders on a fully diluted basis have increased to € 2.185, and net profit attributable to unitholders has increased by € 227 million to € 1 212 million.

Since its formation in 1988, the Group has reported its financial performance using Swiss GAAP, reflecting its Swiss domicile and its listing on the SWX. In accordance with the SWX listing requirements, listed companies may no longer prepare their consolidated accounts using Swiss GAAP for financial years commencing on or after 1 January 2005, but must report using either IFRS or US GAAP. The Group has elected to apply IFRS with effect from 1 April 2005.

The Group will adopt IFRS for the first time in its consolidated financial statements for the year ending 31 March 2006. The IFRS which will be effective at the reporting date for first-time adoption (31 March 2006) are, except where specific exemptions apply, to be applied retrospectively to the opening balance sheet (as at 1 April 2004), to the comparative year (for the year ended 31 March 2005) and to the reporting year (for the year ending 31 March 2006).

The information included in this press release does not comprise a full set of consolidated financial statements, but is being issued to enable investors to familiarise themselves with the Group's IFRS financial statements prior to the issuance of the interim results for the six months ended 30 September 2005, due on 17 November 2005.

The financial information in this announcement has been prepared on the basis of IFRS expected to be applicable at 31 March 2006. Standards and related interpretations are the subject of review and possible amendment by the authoritative bodies and there is a possibility that financial information included in the Group financial statements at 31 March 2006 may differ from the information set out in this announcement.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.5 per cent effective interest in British American Tobacco plc.

Richard Lepeu
Group Finance Director

Compagnie Financière Richemont SA
Geneva, 11 October 2005

Press inquiries: Mr Alan Grieve, Director of Corporate Communications
Tel: + 41 22 715 3736

Analysts' inquiries: Ms Sophie Cagnard-Fabrici, Head of Investor Relations
Tel: + 33 1 5818 2597

Income statement on a reported basis for the year ended 31 March 2005

	Swiss GAAP €m	Reclassifications €m	Remeasurements €m	IFRS €m
Sales	3 717	(46)	-	**3 671**
Cost of sales	(1 325)	(90)	-	**(1 415)**
Gross margin	2 392	(136)	-	**2 256**
Net operating expenses	(1 887)	222	(30)	**(1 695)**
Operating profit	505	86	(30)	**561**
Exceptional item	81	(76)	(5)	**-**
Net investment income / (expense)	2	(10)	(40)	**(48)**
Share of results of associate	491	-	307	**798**
Profit before taxation	1 079	-	232	**1 311**
Taxation	(92)	-	(5)	**(97)**
Net profit	987	-	227	**1 214**
Attributable to Unitholders	985			**1 212**
Minority interests	2			**2**
	987			**1 214**

	Swiss GAAP €	IFRS €
Earnings per unit on a reported basis		
- basic	1.798	**2.212**
- fully diluted	1.775	**2.185**

Sales

	€m
Sales reclassifications	
Sales-related discounts	(30)
Royalty income	(16)
	(46)

Volume- and other sales-related discounts of € 30 million, previously recognised as selling and distribution costs, have been reclassified as deductions from sales in accordance with IAS 18 *Revenue*.

In addition, the Group has elected to reclassify royalty income previously reported as sales to 'other income', a separately identified component of net operating expenses. For comparative purposes, sales for the year ended 31 March 2005 have been reduced by € 16 million to conform with this change in presentation to be made in the current year. There is a corresponding reduction in net operating expenses.

None of the adjustments to sales has a material effect on any business or geographic segment.

Cost of sales

The Group has elected to reclassify product repair and directly related costs, previously reported as operating expenses, to cost of sales for the year ending 31 March 2006. For comparative purposes, the cost of sales reported in the income statement for the year ended 31 March 2005 has been adjusted by € 90 million to conform with this change in presentation to be made in the current year.

Net operating expenses

	€ m
Net operating expense reclassifications	
Sales-related discounts	30
Royalty income	16
Product repair and directly related costs	90
Exceptional gain on indirect disposal of BAT ordinary shares	76
Foreign exchange differences	10
	222

In accordance with IAS 1 *Presentation of Financial Statements*, the € 81 million gain on the indirect disposal of 0.6 per cent of the Group's effective interest in BAT, adjusted for IFRS reporting to € 76 million, has been reclassified from exceptional items to net operating expenses.

In addition to the reclassifications between sales and cost of sales above, the Group has elected to reclassify foreign exchange gains and losses arising on intercompany monetary items (€ 10 million) from net operating expenses to a component of net investment income/(expense) to reflect operating results on an ongoing basis for the year ending 31 March 2006. The income statement for the year ended 31 March 2005 has been adapted to conform with this change in presentation to be made in the current year.

The Group has retrospectively applied IFRS 2 *Share-based Payment* for unit options granted after 7 November 2002 and still unvested at 1 January 2005. The application date of this standard was 1 April 2005. Accordingly, an increase in net operating expenses of € 31 million has been recorded for the year ended 31 March 2005. This charge is matched by an increase to the unit option reserve, an element of equity. Accordingly, there is no net impact on equity for the year ended 31 March 2005 specific to the adoption of IFRS 2. In addition, the remeasurement of pension-related obligations under IFRS has reduced pension charges within net operating expenses by € 1 million.

Net investment income/(expense)

The Group has significant intercompany financing arrangements in place. Following the adoption of IAS 21 Revised *The Effects of Changes in Foreign Exchange Rates*, the Group is required to recognise certain exchange gains and losses on intercompany financing within the income statement. These exchange movements were previously recognised as cumulative translation adjustments within equity. As a consequence of the revised Standard, a net charge amounting to € 40 million has been recognised within net investment income/(expense) for the year ended 31 March 2005. This includes a foreign exchange gain of € 29 million and a foreign exchange loss of € 69 million, both relating to intercompany financing.

Taxation

Upon adoption of IAS 12 *Income Taxes*, the Group is required to recalculate deferred taxation at 1 April 2004 on the unrealised profit arising on intercompany transfers of inventory. Accordingly, an increase in deferred taxation expense of € 5 million has been recorded in the income statement for the year ended 31 March 2005 relating to the change in deferred taxation on intercompany profit elimination recorded during the period.

As a consequence of the remeasurements described above, the Group's effective tax rate has increased from 18.1 per cent to 22.2 per cent under IFRS. The increase is primarily due to non-cash charges realised in lower tax rate jurisdictions, such as employee unit options charges and the recognition of intercompany foreign exchange adjustments.

Share of results of associated company

	€ m
Share of results of associate remeasurements	
Non-amortisation of goodwill	222
Share of associate's exceptional gain adjustment	60
Share of associate's other IFRS adjustments	25
	307

Goodwill amortisation charges of € 222 million have been reversed in accordance with IAS 38 *Intangible Assets*. In addition, the Group has recorded its share of all of its associate's other IFRS transition adjustments. These other adjustments amount to € 85 million, € 60 million of which relates to an adjustment to the exceptional gain on the sale of subsidiaries.

Cash flow impact

There is no impact on cash generated from operations or free cash flow from Group operations for the year ended 31 March 2005 as a result of the restatement from Swiss GAAP to IFRS. See page 9.

Results on a Swiss GAAP adjusted basis

For a reconciliation from Swiss GAAP adjusted basis to IFRS adjusted basis, please refer to the Appendix.

Analysis of sales and profitability by segment for the year ended 31 March 2005

	Swiss GAAP €m	Royalty reclassification	Discount reclassification	IFRS €m
Sales				
Jewellery Maisons	1 956	(5)	(13)	**1 938**
Specialist watchmakers	885	-	(15)	**870**
Writing instrument manufacturers	427	(2)	(1)	**424**
Leather and accessories Maisons	265	(5)	(1)	**259**
Other businesses	184	(4)	-	**180**
	3 717	(16)	(30)	**3 671**
Operating result	Swiss GAAP	Remeasurements & Reclassifications	Unit options	**IFRS**
Jewellery Maisons	460	-	(4)	**456**
Specialist watchmakers	148	-	(3)	**145**
Writing instrument manufacturers	59	-	(1)	**58**
Leather and accessories Maisons	(40)	-	(1)	**(41)**
Other businesses	3	-	(1)	**2**
	630	-	(10)	**620**
Corporate costs				
- Head Office costs	(112)	1	(21)	**(132)**
- Other operating (costs)/income	(13)	86	-	**73**
Operating profit	505	87	(31)	**561**

Summarised balance sheet as at 31 March 2005

	Swiss GAAP €m	Remeasurements €m	IFRS €m
Non-current assets			
Fixed assets	733	-	**733**
Investment in associated company - BAT	2 746	306	**3 052**
Other non-current assets	377	39	**416**
	3 856	345	**4 201**
Net current assets	1 628	-	**1 628**
Net operating assets	5 484	345	**5 829**
Net cash	617	-	**617**
Bank and cash	1 409	-	**1 409**
Bank overdrafts	(633)	407	**(226)**
Borrowings	(159)	(407)	**(566)**
Other non-current liabilities	(143)	(22)	**(165)**
	5 958	323	**6 281**
Equity			
Unitholders' funds	5 952	323	**6 275**
Minority interests	6	-	**6**
	5 958	323	**6 281**

Investment in associated company – British American Tobacco

The following remeasurements are required to account for the Group's equity investment in BAT at 31 March 2005:

	€m
The reversal of previously amortised goodwill during the year	222
The Group's share of BAT's own transition adjustments from UK GAAP to IFRS, excluding the goodwill reversal above	82
Other IFRS transition-related adjustments relating to the investment and transactions which occurred during the year, net	2
	306

The IFRS carrying value of the Group's investment in BAT at 31 March 2005 is € 3 052 million. The fair value of the Group's investment at that date, based on the market capitalisation and the Group's 18.25 per cent effective interest, was € 5 292 million.

Other non-current assets

As noted in taxation above, the Group was required to change its calculation method relating to the deferred taxation arising on unrealised profit in inventories. The effect on the balance sheet at 31 March 2005 was to increase deferred tax assets by € 39 million.

Cash and cash equivalents

In accordance with IAS 7 *Cash Flow Statement*, the Group has reclassified short-term loans from bank overdrafts to borrowings. Cash and cash equivalents is broadly defined as the combination of cash and bank overdrafts. These amounted to € 1 183 million at 31 March 2005.

Other non-current liabilities

The Group has used the exemption available under IFRS 1 *First Time Adoption of IFRS* to recognise a previously unrecognised net actuarial deficit relating to retirement benefit obligations of € 23 million directly through equity. Similarly, the remeasurement of pension-related liabilities under IFRS has reduced retirement benefit obligations by € 1 million. In addition, the Group has adopted defined benefit accounting for its Swiss pension scheme, in accordance with IAS 19 *Employee Benefits*. This adoption has not had an impact on the Group's reported earnings and financial position.

Equity

Unitholders' funds have increased by € 323 million at 31 March 2005 as a result of the transition to IFRS, in particular due to the non-amortisation of BAT-related goodwill during the year and to other BAT-related restatements.

Summarised cash flow for the year ended 31 March 2005

	Swiss GAAP €m	IFRS €m
Operating profit	505	**561**
Depreciation and other non-cash items	113	**57**
Earnings before interest, tax and depreciation	618	**618**
Increase in working capital	(137)	**(137)**
Cash generated from operations	481	**481**
Returns on investments and servicing of finance	5	**5**
Taxation paid	(79)	**(79)**
Net acquisitions of fixed assets	(127)	**(127)**
Free cash flow from operations	280	**280**
Dividends received from associate	267	**267**
Proceeds from disposal of BAT preference shares	828	**828**
Proceeds from indirect disposal of BAT ordinary shares	179	**179**
Other investing activities, net	(5)	**(5)**
Net cash inflow before financing activities	1 549	**1 549**
Dividend paid to unitholders	(219)	**(219)**
Buy-back of Richemont units, net	44	**44**
Other financing activities	(257)	**(227)**
Exchange rate effects	30	**30**
Increase in cash, cash equivalents & short-term borrowings	1 147	**1 177**
Cash and cash equivalents at the beginning of year	(371)	**6**
Cash and cash equivalents at the end of year	776	**1 183**
Long-term borrowings	(159)	**(566)**
Net cash	617	**617**

All IFRS remeasurements are non-cash adjustments and have no effect on free cash flow from operations.

Appendix

Reconciliation of Swiss GAAP as adjusted, excluding exceptional items and goodwill amortisation, to IFRS for the year ended 31 March 2005.

	Swiss GAAP as adjusted €m	Reclassifications €m	Remeasurements €m	**IFRS as adjusted €m**
Sales	3 717	(46)	-	**3 671**
Cost of sales	(1 325)	(90)	-	**(1 415)**
Gross margin	2 392	(136)	-	**2 256**
Net operating expenses	(1 887)	146	(30)	**(1 771)**
Operating profit	505	10	(30)	**485**
Net investment income/(expense)	2	(10)	(40)	**(48)**
Profit before taxation	507	-	(70)	**437**
Taxation	(92)	-	(5)	**(97)**
Profit after taxation	415	-	(75)	**340**
Minority interests	(2)	-	-	**(2)**
Net profit of the parent and its subsidiaries	413	-	(75)	**338**
Share of results of associated company				
- British American Tobacco	468	-	25	**493**
Net profit of the Group	881	-	(50)	**831**

	Swiss GAAP as adjusted €m	**IFRS as adjusted €m**
Earnings per unit		
- basic	1.608	**1.517**
- fully diluted	1.588	**1.498**

	Swiss GAAP €m	Remeasurements €m	**IFRS €m**
Net profit as adjusted (above)	881	(50)	**831**
Goodwill amortisation in respect of associate	(222)	222	**-**
Non-recurring item reported by Group	81	(5)	**76**
Non-recurring items reported by associate	245	60	**305**
Minority interests	2	-	**2**
Net profit as reported (page 3)	987	227	**1 214**